UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 0-52734

CUSIP NUMBER None

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: February 28, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NGA HoldCo, LLC
Full Name of Registrant

Not Applicable
Former Name if Applicable

21 Waterway Avenue, Suite 150
Address of Principal Executive Office (Street and Number)

The Woodlands, TX 77380
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date: and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
NGA HoldCo, LLC (the “Company”) is unable to timely file its annual report on Form 10-K for the year ended February 28, 2014 (the “February 28, 2014 Report”) as it is currently evaluating information that may have an effect on the Company’s deferred income tax asset and its provision for income taxes. The Company will file its February 28, 2014 Report as promptly as practicable once the information regarding the Company’s deferred income tax asset and provision for income taxes has been thoroughly evaluated and any resulting effects based on decisions made have been recorded.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Roger May	713	559-7403
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company’s evaluation of its tax position may result in a reversal or partial reversal of the Company’s valuation allowance for its deferred tax asset, which would result in an income tax benefit and increase in the Company’s net income of up to approximately $5.6 million. Such an increase would result in net income of up to approximately $9.9 million for the year ended February 28, 2014 (“current year”). If the valuation allowance for the deferred tax asset is not reversed or partially reversed, the Company’s net income for the current year is estimated to be $4.3 million compared to the $2.6 million net loss during the prior year.

NGA HoldCo, LLC
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 30, 2014	By:	/s/ Timothy T. Janszen
Timothy T. Janszen, Operating Manager
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).